Mail Stop 4631

                                                           October 2, 2018

Yun Cai
President
Tiburon International Trading Corp.
Xinkaicun, group 5, Weizigouzhen, Jiutai
Changchun, Jilin province, China 130519

       Re:      Tiburon International Trading Corp.
                Amendment No. 3 to Registration Statement on Form S-1 Filed September 20, 2018
                File No. 333-223568

Dear Mr. Cai:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

   1. We note your disclosure relating to the sale of 100,000 shares of common stock to Dong
      Zheng on September 3, 2018. Please revise your registration statement, where necessary, to reflect the transaction. By way of example and not limitation, please revise the
      Security Ownership table on page 22 and disclosure relating to Item 701 of Regulation S-
      K on page 38.

Description of Our Business, page 13
Emerging Growth Company Status under the JOBS Act, page 15

   2. We note your disclosure that as an emerging growth company, you have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards under Section 107(b), as added by Section 102(b) of the
      JOBS ACT. However, we note that on page 35 you state you are deferring adoption of
 Yun Cai
Tiburon International Trading Corp.
October 2, 2018
Page 2

        ASC 606, "Revenue from Contracts with Customers" (Topic 606) as an emerging growth company. Given the apparent discrepancy between both these statements, please advise or revise accordingly.

Exhibit 5.1

    3. We note that you are registering 6,000,000 shares of common stock offered by you and
       100,000 shares of common stock offered by the selling stockholder. Please have counsel opine on the primary offering and secondary offering. See Staff Legal Bulletin No. 19.

        You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction